Exhibit 99.2

September 20, 2011
Luxembourg - Subsea 7 S.A. (Oslo Børs: SUBC)

Review of Strategic Alternatives for NKT Flexibles
Since 1999 NKT Flexibles (the “Company”)  has been operated as a joint venture between NKT Holding (51%) and Subsea 7 S.A.  (49%). During this period the Company has developed a product offering including dynamic and static risers, static flow-lines, subsea jumpers, topside jumpers and expansion joints. The Company enjoys a strong reputation in the industry as being a highly innovative supplier and has completed over 200 projects worldwide in all key offshore markets including Brazil, the North Sea, West Africa, India, Australia and the Far East.

Medium-term NKT Flexibles is expected to further strengthen its position as a leading manufacturer in the industry for flexible pipes. This is supported by NKT Holding announcement No. 9 dated 30 May 2011 regarding significant order intake. In order to meet customer demands, NKT Flexibles has initiated the construction of a dedicated flexible pipe plant in Brazil, expected to be ready for commercial operation during 2013.

This achievement matches the vision set out when forming the joint venture 12 years ago. The Boards of NKT Holding and Subsea 7 S.A. therefore have decided to initiate a formal process to explore strategic alternatives for the future development of NKT Flexibles. The aim is to confirm whether or not the current owners are best owners to undertake such a development.

NKT Holding and Subsea 7 S.A caution that the strategic review is ongoing and that this combined with the conditions in the financial markets imply that there is no assurance that the process will result in any specific action and that no firm timetable has been set for the completion of the process.

Please direct any questions to the signers.

Yours faithfully

NKT Holding A/S	Subsea 7 S.A.
Thomas Hofman-Bang	Karen Menzel
President and CEO	Investor Relations Director
Tel. +45 4348 2000	Tel. +44 (0) 20 82 10 55 68

Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast”, “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to, statements as to the possibility of a potential IPO or that any such transaction will occur, or the potential timing of said transaction.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.

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NKT Holding A/S is one of Denmark's major industrial groups with 9,200 employees and a turnover in 2010 of 14.5 bnDKK. The Group consists of NKT Cables (the energy sector), Nilfisk-Advance (the cleaning industry), Photonics Group (the optical industry) and the 51% owned NKT Flexibles (the offshore sector). Read more at www.nkt.dk.

Subsea 7 S.A. is a seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.